UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:  000-51379

CUSIP Number: 169491107

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Medicine Corporation
2/F, Guangri Tower
No. 9 Siyounan Road 1st Street
Yuexiu District
Guangzhou, China 510600

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by China Medicine Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 23, 2011, the Company announced that it expects to restate its previously issued financial statements for fiscal years 2008 and 2009, and the quarters within the fiscal years 2008, 2009 and 2010 in order to correct certain accounting and reporting errors that impact the accuracy of such previously issued financial statements.  On July 1, 2011, the Company determined that accounting and reporting errors also occurred in fiscal years 2006 and 2007 in addition to fiscal years 2008, 2009 and the quarterly periods within fiscal year 2010, and such errors materially impacted such financial statements.  Thus, as disclosed in the Current Report on Form 8-K filed by the Company with the SEC on July 8, 2011, the Company announced that it also expects to restate its financial statements for fiscal years 2006 and 2007, and the quarters within fiscal years 2006 and 2007 in order to correct certain accounting and reporting errors that impacted the accuracy of such financial statements.

The Board of Directors (the “Board”) of the Company, after consultation with and upon recommendation of the management of the Company and its Audit Committee, has concluded that the Company’s previously issued financial statements contained in its Annual Report on Form 10-K for the fiscal years 2006, 2007, 2008 and 2009, and the Quarterly Reports on Form 10-Q for the periods within the fiscal years 2006, 2007, 2008, 2009 and 2010 (collectively, “the previously issued financial statements”) should no longer be relied upon. The Company intends to restate the previously issued financial statements. Because of the nature and timing of the review, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 with the SEC by August 15, 2011, the prescribed due date.  The Company does not expect that such filing will be made within the extension period provided for under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.  The delay could not be eliminated without unreasonable effort or expense.  The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 will be filed as soon as practicable after the Company has completed the restatement process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Senshan Yang, Chief Executive Officer	8620	8739-1718
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2010; Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently conducting an internal review to determine the degree of material inaccuracy of the previously issued financial statements and the underlying causes.  The Company is currently unable to quantify the extent of the required accounting adjustments pending completion of its internal review. As a result, the Company is unable to estimate the anticipated change in its results of operations for the quarter ended June 30, 2011, as compared to the quarter ended June 30, 2010, as of the date of this notification.

CHINA MEDICINE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2011	By:	/s/ Senshan Yang
Name: Senshan Yang
Title: Chief Executive Officer